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                              April 2, 2024

       Haimei Wu
       Chief Executive Officer
       Baird Medical Investment Holdings Limited
       Room 202, 2/F, Baide Building, Building 11, No.15
       Rongtong Street, Yuexiu District, Guangzhou, People's Republic of China

                                                        Re: Baird Medical
Investment Holdings Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed March 18,
2024
                                                            File No. 333-274114

       Dear Haimei Wu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 6, 2024 letter.

       Registration Statement on Form F-4/A Filed March 18, 2024

       Risk Factor Summary, page 14

   1. We note your revised disclosure in response to prior comment 1, which we reissue in part.
                                                        For each risk factor
listed on page 16 describing the significant regulatory, liquidity, and enforcement risks
arising from the legal and regulatory system in China, revise to include specific
cross-references to the more detailed discussion of each of the relevant risks in the prospectus,
consistent with the guidance in our Sample Letter to China-Based
                                                        Companies issued on
December 20, 2021, and our Sample Letter to Companies Regarding
                                                        China-Specific
Disclosures issued on July 17, 2023.
       Unaudited Pro Forma Condensed Combined Financial Information, page 69

   2. We note your response to comment 4. For adjustment (n) on your pro forma balance sheet, please clarify
why the adjustment amount is different than the amount reflected on
 Haimei Wu
FirstName   LastNameHaimei   Wu Limited
Baird Medical   Investment Holdings
Comapany
April       NameBaird Medical Investment Holdings Limited
       2, 2024
April 22, 2024 Page 2
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FirstName LastName
         your pro forma income statement as part of adjustment (bb).
3. Please update the pro forma financial information provided to included a pro forma balance sheet as of December 31, 2023 as well as a pro forma statement of operations for the year ended December 31, 2023. Please also include updated financial statements for the Registrant and for Tycoon Choice Global Limited in the amended filing.
4. We note your response to comment 5. We acknowledge your analysis that the stock price and change of control provisions are exercise contingencies that do not preclude the
         Sponsor Earnouts from being considered indexed to the entity   s own
stock (Step 1).
         However, given the Sponsor Earnout Shares can only result in the issuance of zero shares or a fixed number of shares, it is unclear how you concluded that the settlement amount would not equal the difference between the fair value of a fixed
number of the entity   s
         equity shares (1,350,000) and a fixed strike price ($12.50) in the Step 2 test outlined in
         ASC 815-40-15-7C. Accordingly, it appears that this arrangement should be accounted for as an equity instrument instead of as a liability. Please refer to ASC 815-40-55-27, and advise, or revise your presentation accordingly.
5. It appears that the pro forma adjustments for the Sponsor earnout may be double counted.
         Specifically, you present a $13,241 credit to liabilities, a $13,241 debit to additional paid-
         in capital, and a $13,241 debit to Contingent earnout Sponsor expense. Please revise.
Comparative Share Information, page 84

6. We note your response to comment 6. The equivalent pro forma per share amounts should be presented in addition to the pro forma per share amounts which should be the same amounts as presented in your pro forma financial information beginning on page 69.
         In regards to the exchange ratio, we remind you it should be based on the number of shares of the new combined entity that each share of the acquired company is being exchanged for pursuant to Item 3(f) of Part I.A of the Form F-4.
Risk Factors
Baird Medical's forecasts and projections (particularly those related to the size of the market, target populations for Baird Medical's, page 100

7. Please update this risk factor to disclose that the 2023 preliminary results for Baird
         Medical would not meet the 2023 results indicated in the Unaudited Baird Medical
         Prospective Financial Information and revised projections were prepared.
U.S. regulatory authorities, including the SEC, have recently enacted and proposed..., page 136

8. We refer to your disclosure in your extension proxy filed on March 11, 2024 that you initiated the process of liquidating the U.S. government treasury obligations or money market funds held in the Trust Account into cash in an interest bearing account on October
         26, 2023. You disclose on page 137 that you will instruct the trustee to liquidate your U.S.
         government treasury obligations or money market funds prior to the 24 month anniversary
 Haimei Wu
FirstName   LastNameHaimei   Wu Limited
Baird Medical   Investment Holdings
Comapany
April       NameBaird Medical Investment Holdings Limited
       2, 2024
April 32, 2024 Page 3
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FirstName LastName
         of the effective date of the registration statement and to hold all funds in the trust account in cash in an interest bearing account. Please revise your disclosure here and elsewhere in the prospectus to clarify, if true, that you initiated the process of liquidating the assets held in the Trust Account on October 26, 2023 and that the assets in the Trust Account have already been moved into cash in a deposit account at a bank. We refer to your disclosure on pages F-80 and F-94.
Background of the Business Combination, page 191

9. We note your revised disclosure in response to prior comment 7 relating to changes to the assumptions underlying the revised projections. With respect to the first bullet point on page 197, please revise to further clarify the impact of revised underlying assumptions with respect to the projections. For example, revise to further specifically explain how your projections changed taking into account the tier market strategy. In addition, you disclose in the second bullet point that expenses as a percentage of sales and marketing revenue were increased from 9% to 10% in the revised projections. Please revise to explain the reason for this change to help investors better understand the reasonableness of the assumptions underlying the projections.
10.      You disclose on page 213 that from February 18, 2024 to February 26,
2024,
         representatives of ExcelFin, including Brian Sun, Max Moskovitz and Ken Wu, and representative from Baird Medical, including Chris Ng, Haimei Wu, Wenyuan Wu, Ted
         Wu and Eric Fang conducted an in-depth analysis of historical sales and revised 2024 projection based on a multi-year trend analysis of hospital usage and year end inventory.
         Based on this analysis, you further disclose that for 2024 MWA needle sales, (i) the MWA needles used by hospitals end users to is projected to grow from 51,072 in 2023 to 58,072 in 2024, reflecting a net increase of 7,000, or a 13.7% increase, and
(ii) the 2024 year end
         needles purchased-yet-unused by hospitals and distributor would normalize to approximately 9,000, resulting in approximately 2,000 new needle purchases for the year.
         In light of the preliminary 2023 results, please revise to disclose the multi-year trend analysis of hospital usage and provide a reasonable basis for the projected needle sales growth from 51,072 in 2023 to 58,072 in 2024.
Financial Summary of Revised Results, page 208

11. For the medical device focused companies charts on pages 209-212, please revise to include a brief narrative to describe each respective chart.
12. Please explain why a number of comparable companies included in the charts on pages
         209-212 differ from the comparable companies listed on page 219. Opinion of Financial Advisor to the ExcelFin Board, page 214

13. We note the disclosure that Houlihan Capital reviewed, among other things, projected US revenue for Baird Medical for the calendar years ended 2024 through 2030. Please revise to clarify whether management provided the revenue projections to Houlihan Capital and
 Haimei Wu
Baird Medical Investment Holdings Limited
April 2, 2024
Page 4
      disclose the information reviewed which informed Houlihan Capita's fairness opinion.
Expand our Presence in Foreign and Emerging Markets, page 275

14. Please revise to update your disclosures in regard to your recent developments, including your plans to (i) complete the ethics review of the breast lump clinical trials by March
      2024, (ii) execute the clinical research contracts with the relevant research collaborators and/or the hospital institutions to carry out the specific tasks of the clinical research, and
      (iii) have each of the hospital institutions start the clinical trials stage by enrolling research participants and performing medical diagnoses.
Note 4. Accounts Receivable, Net, page F-28

15. We note your response to comment 21. As previously noted, your disclosures on page F-
      28 indicate that all of the accounts receivable are expected to be recovered within one year. Of the $25 million in accounts receivable at December 31, 2022, you collected only
      $18.3 million in one year. We continue to have difficulty understanding how you determined your allowance of $.6 million was adequate given that it appears approximately 28% of your accounts receivable balance is not recovered for more than a year (approximately $7 million). Please further explain and address the following:
          Please tell us how much of your accounts receivable balance as of December 31,
          2022 has subsequently been collected through March 31, 2024 or the latest date as of which this data is available; and
          Of the remaining unrecovered balances as of December 31, 2022, please address how much was from the two publicly listed companies in China you identified in your response. Please tell us whether you have been in communications with these two customers, when you expect repayment, as well as the last time you received any payment from them.

       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                               Sincerely,

FirstName LastNameHaimei Wu                          Division of Corporation
Finance
                                                     Office of Industrial
Applications and
Comapany NameBaird Medical Investment Holdings Limited
                                                     Services
April 2, 2024 Page 4
cc:       Stephen Leitzell, Esq.
FirstName LastName